[ING FUNDS LOGO]

October 24, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ING Risk Managed Natural Resources Fund

(File Nos. 333-136495; 811-21938)

Dear Mr. Thompson:

This letter responds to a comment provided via telephone to Robin Nesbitt on October 17, 2006 and October 20, 2006 for Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 for ING Risk Managed Natural Resources Fund (“Registrant”). Our summary of the comment and our response thereto is provided below. In addition, attached is the Tandy Letter (Attachment A).

PROSPECTUS

1.	Comment: The fundamental investment restriction regarding concentration seems to define a sector with regard to natural resources companies. It is not necessary to have a concentration policy when referring to a sector. Please revise the restriction to indicate if there are any industries under the current definition of natural resources companies and if the fund intends to invest more than 25% of its assets in any one industry.

Response: The Registrant has revised the restriction as requested.

* * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480-477-2665.

Very truly yours,

/s/ Robin R. Nesbitt
Robin R. Nesbitt
Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Attachment A

October 24, 2006

VIA ELECTRONIC MAIL AND EDGAR

Brion R. Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	ING Risk Managed Natural Resources Fund

(File Nos. 333-136495; 811-21938)

Dear Mr. Thompson:

ING Risk Managed Natural Resources Fund (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, the Registrants acknowledge that they may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz, Esq.

Dechert LLP